Election of directors Date of events: 2013/06/25 Contents:

1.	Date of occurrence of the change:2013/06/25

2.	Name and resume of the replaced person: Representative of the Ministry of Transportation and

Communications (MOTC): Yen-Sung Lee; Chairman & CEO of Chunghwa Telecom Representative of MOTC: Mu-Piao Shih; President of Chunghwa Telecom Representative of MOTC: Shyue-Ching Lu; Consultant of Chunghwa Telecom Representative of MOTC: Yi-Bing Lin; Senior Vice President of National Chiao Tung University Representative of MOTC: Gordon S. Chen; Honorary Professor of Chung Yuan Christian University Representative of MOTC: Jeng-Fang Jong; Director of Personnel Department, MOTC Representative of MOTC: Shih-Wei Pan; Political Deputy, Minister of Council of Labor Affairs Representative from MOTC: Yu-Fen Hong; Director of Accounting Department, MOTC Representative from MOTC: Shih-Peng Tsai; President of Chunghwa Telecom Workers Union Independent Director: Zse-Hong Tsai; Professor of Electrical Engineering Department, National Taiwan University Independent Director: Chung-Yu Wang; Chairman of Chinese International Economic Cooperation Association Independent Director: Rebecca Chung-Fern Wu; Professor of Accounting Department, National Taiwan University

3. Name and resume of the replacement: Representative of MOTC: Yen-Sung Lee; Chairman & CEO of Chunghwa Telecom Representative of MOTC: Mu-Piao Shih; President of Chunghwa Telecom Representative from MOTC: Yu-Fen Hong; Director of Accounting Department, MOTC

Representative from MOTC: Jih-Chu Lee; Chairperson of Chunghwa Post Co., Ltd. Representative from MOTC: Gordon S. Chen; Honorary Professor of Chung Yuan Christian University Representative from MOTC: Yi-Bing Lin; Senior Vice President of National Chiao Tung University Representative from MOTC: Su-Ghen Huang; Director of Planning Department, Directorate-General of Budget, Accounting and Statistics, Executive Yuan Representative from MOTC: Shih-Peng Tsai; President of Chunghwa Telecom Workers Union Independent Director: Chung-Yu Wang; Chairman of Chinese International Economic Cooperation Association Independent Director: Zse-Hong Tsai; Professor of Electrical Engineering Department, National Taiwan University Independent Director: Rebecca Chung-Fern Wu; Professor of Accounting Department, National Taiwan University Independent Director: Tain-Jy Chen; Professor of Economics Department, National Taiwan University Independent Director: Yun-Tsai Chou; Associate Professor, Graduate Program in Social Informatics Department, Yuan Ze University

4. Type of the change (please enter: “resignation”, “discharge”, “tenure expired” or “new appointment” ):New appointment

5.	Reason for the change: Tenure expired and the whole Board be elected.

6.	Number of shares held by the new director at the time of appointment: 2,737,718,976 shares held by

MOTC

7.	Original term (from __________ to __________ ):2010/06/18 ~ 2013/06/17

8.	Effective date of the new appointment:2013/06/25

9.	Rate of turnover of directors of the same term: The whole Board is elected.

10.	Any other matters that need to be specified: None